Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS OF

SERIES C JUNIOR PARTICIPATING PREFERRED STOCK OF

MEDIVATION, INC.

(Pursuant to Section 151 of the Delaware General Corporation Law)

MEDIVATION, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that:

1. Pursuant to the Certificate of Incorporation of the Corporation (which authorizes 1,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”)), on December 21, 2006, the Board of Directors fixed the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Corporation’s Series C Junior Participating Preferred Stock.

2. On October 8, 2013, the Board of Directors amended the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series C Junior Participating Preferred Stock to increase the number of shares of Preferred Stock designated as Series C Junior Participating Preferred Stock.

3. The Amended and Restated Certificate of Designations is reflected in Exhibit 1 to the Corporation’s Restated Certificate of Incorporation filed with the office of the Secretary of State of Delaware on October 17, 2013.

4. No shares of Series C Junior Participating Preferred Stock have been issued.

5. The following resolution was adopted by the Board of Directors of the Corporation as required by Section 151(g) of the General Corporation Law at a meeting duly called and held on February 9, 2015:

RESOLVED, that, pursuant to the authority vested in the Board of Directors of this Corporation and in accordance with the provisions of the Restated Certificate of Incorporation of this Corporation, Exhibit 1 to the Corporation’s Restated Certificate of Incorporation filed with the office of the Secretary of State of Delaware on October 17, 2013, is hereby amended to cause Section 10 thereof to read in its entirety as follows:

Section 10. Amendment. At any time any shares of Series C Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock, voting separately as a single class.

1.

IN WITNESS WHEREOF, MEDIVATION, INC. has caused this Certificate of Amended and Restated Certificate of Designations to be executed this 11th day of February, 2015, by its General Counsel and Corporate Secretary thereunto duly authorized.

MEDIVATION, INC.

By:	/s/ Jennifer J. Rhodes
Jennifer J. Rhodes, General Counsel and Corporate Secretary

2.